SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 31, 2012

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

278 Jichang Road

Guangzhou, Guangdong 510405

People’s Republic of China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒     Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published three announcements on December 28, 2012 on the Hong Kong Stock Exchange’s website at:

http://www.hkexnews.hk/listedco/listconews/SEHK/2012/1228/LTN20121228301.pdf, regarding continuing connected transactions in relation to the New Property Management Framework Agreement entered into between the Company and GCSAPMC on December 28, 2012(after trading hours) to renew the property management transactions for a term of three years from January 1, 2012 to December 31, 2014;

http://www.hkexnews.hk/listedco/listconews/SEHK/2012/1228/LTN20121228285_C.pdf, regarding an Overseas Regulatory Announcement relating to the Announcement On the Resolutions Passed at Meeting of the Board of Directors in relation to the passage of The Improvement Plan of China Southern Airlines regarding the On-site Inspection Result by the Guangdong Bureau of China Securities Regulatory Commission (the "CSRC") (the "Improvement Plan") published on the website of the Shanghai Stock Exchange on December 28, 2012; and

http://www.hkexnews.hk/listedco/listconews/SEHK/2012/1228/LTN20121228289_C.pdf, regarding an Overseas Regulatory Announcement relating to the announcement of the Improvement Plan published on the website of the Shanghai Stock Exchange on December 28, 2012. The Improvement Plan, which lays out plans on the improvement of certain aspects of corporate governance and financial management of the Company, was passed and announced in response to the Notification of the Result of On-site Inspection issued by the Guangdong Bureau of CSRC in relation to the Company's corporate governance and financial management condition.

The English version of the announcement regarding continuing connected transactions and the Chinese versions of both Overseas Regulatory Announcements are included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By:	/s/ Liu Wei and Xie Bing

Name:	Liu Wei and Xie Bing

Title:	Joint Company Secretaries

Date:	December 31, 2012